# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NUSCALE POWER Corp, CIK 0001822966
CUSIP: 67079K100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1100 NE Circle Blvd., Suite 350, Corvallis, Oregon (OR), 97330
Date of event which requires filing of this statement: 04/09/2026
Amends the filing with accession number 0001124198-26-000015
Filed by CIK 0001124198
Persons authorized to receive notices and communications: Kevin B. Hammonds, Fluor Corporation, 6700 Las Colinas Blvd., Irving, Texas (TX), 75039, 469-398-7000

## Reporting persons
- Fluor Corporation (CIK 0001124198): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 26,436,472; sole dispositive power 0; shared dispositive power 26,436,472; aggregate amount beneficially owned 26,436,472 (7.8% of the class)
  Comment: The ownership percentage in this schedule is based upon an aggregate of 318,603,143 shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock") and 19,413,185 shares of Class B common stock, par value $0.0001 per share (the "Class B Common Stock"), of NuScale Power Corporation ("Issuer") issued and outstanding as of February 20, 2026, as reported on the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") on February 26, 2026.
- Fluor Enterprises, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: California (CA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 26,436,472; sole dispositive power 0; shared dispositive power 26,436,472; aggregate amount beneficially owned 26,436,472 (7.8% of the class)
  Comment: The ownership percentage in this schedule is based upon an aggregate of 318,603,143 shares of Class A Common Stock and 19,413,185 shares of Class B Common Stock issued and outstanding as of February 20, 2026, as reported on the Issuer's Annual Report on Form 10-K filed with the SEC on February 26, 2026.
- NuScale Holdings Corp.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: NUSCALE POWER Corp
Address of issuer's principal executive offices: 1100 NE Circle Blvd., Suite 350, Corvallis, Oregon (OR), 97330

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 8 on Schedule 13D/A (this "Amendment No. 8") is being filed jointly by (i) Fluor Corporation, a Delaware corporation and a publicly listed company on the New York Stock Exchange ("Fluor"), (ii) Fluor Enterprises, Inc., a California corporation ("Fluor Enterprises") and wholly owned subsidiary of Fluor, and (iii) NuScale Holdings Corp., an Oregon corporation ("NuScale Holdings", together with Fluor Enterprises and Fluor, the "Reporting Persons"). This Amendment No. 8 amends and supplements the Schedule 13D previously filed by the Reporting Persons on May 12, 2022, as amended by Amendment No. 1 filed on November 3, 2022, Amendment No. 2 filed on August 1, 2025, Amendment No. 3 filed on September 23, 2025, Amendment No. 4 filed on October 1, 2025, Amendment No. 5 filed on October 9, 2025, Amendment No. 6 filed on November 10, 2025 and Amendment No. 7 filed on February 17, 2026 (the "Original Filing"), with respect to the Class A Common Stock of NuScale Power Corporation (the "Issuer").

The Items below amend and supplement the information disclosed under the corresponding Items of the Original Filing.

Item 4 is hereby amended and supplemented to add the following:

As previously disclosed, on November 21, 2025, NuScale Holdings exchanged 463,747 Class B common units of NuScale Power, LLC (together with the cancellation of 463,747 shares of Class B Common Stock) for 463,747 shares of Class A Common Stock in accordance with the terms of the Issuer's certificate of incorporation and the limited liability company agreement of NuScale Power LLC. On February 26, 2026, NuScale Holdings sold all such 463,747 shares of Class A Common Stock, and as a result of such sales, no longer owns any shares of Class A Common Stock.

On April 9, 2026, pursuant to that certain previously disclosed letter agreement (the "Tranche A BofA Letter Agreement"), dated as of February 17, 2026, by and among Nuke Holdings, LLC, a wholly owned subsidiary of Fluor Enterprises ("Nuke"), Bank of America, N.A. ("BofA") and BofA Securities, Inc., as collateral custodian, Nuke sold 13,500,000 shares of Class A Common Stock to BofA at a price of $12.0665 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and supplemented to add the following:

(a) - (c)

As of the date of filing this Amendment No. 8, (i) Nuke is the record owner of 26,436,472 shares of Class A Common Stock (representing 7.8% of the total outstanding shares of Class A Common Stock and Class B Common Stock) and (ii) NuScale Holdings no longer owns any shares of Class A Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 is hereby incorporated by reference into this Item 6.

## Signatures
- Fluor Corporation: /s/ Kevin B. Hammonds, Kevin B. Hammonds/Chief Legal Officer and Corporate Secretary (04/13/2026)
- Fluor Enterprises, Inc.: /s/ Kevin B. Hammonds, Kevin B. Hammonds/Chief Legal Officer and Corporate Secretary (04/13/2026)
- NuScale Holdings Corp.: /s/ Kevin B. Hammonds, Kevin B. Hammonds/Secretary (04/13/2026)